EXHIBIT 99.1

Press Release

ELAN CHAIRMAN PROVIDES UPDATE ON CEO SUCCESSION

Dublin – (BUSINESS WIRE) – March 1, 2012 – The Chairman of Elan (NYSE:ELN), Mr. Bob Ingram today provided an update on CEO succession:

“On June 3, 2010, Elan communicated that, as part of its prudent executive succession management process, Kelly Martin, CEO, and the Board of Directors agreed that by May 1, 2012, Kelly would have successfully completed his commitment and overall duty as CEO to the company that he had served since January 2003.

At the time, the date was agreed to enable the Board and Kelly to achieve three important objectives:

•	Complete a number of critical business and financial initiatives
•	Continue to advance Elan’s science and strategic positioning in the neuroscience field and in the biotechnology sector overall
•	Allow the Board to thoughtfully and rigorously identify and select the next generation leader with the best qualifications to take this repositioned and unique company forward in the coming decade.

Since the announcement, the Board has been dedicated to completing a succession process that would reflect the direction and future potential of the company and, at the same time, meet the May 2012 date that had been communicated.

During the past eight months, the Board has had several in-depth discussions with a number of exceptionally high caliber candidates regarding the Elan CEO role. The substantial interest in the position, the company, the therapeutic area, and the science is a testament to the work and accomplishments of Kelly and his team during the past decade.

However, the implications of the upcoming completion of the Bapineuzumab Phase III pivotal trials, which operationally are run by Janssen Alzheimer Immunotherapy and Pfizer, is potentially of transformational significance for Elan. Not only did our scientists discover the approach and shepherd the clinical progression on the programs, but we retain an approximately 25% economic interest in the full portfolio of the Alzheimer’s Immunotherapy Program (AIP).

After much thought and consideration, the full Board and I believe that Elan and our shareholders will be best served by having Kelly continue his leadership through this critical period and strategic inflection point in the company’s progression.

To that end and after a number of discussions between me and the full Board of Directors, I have requested that Kelly extend his tenure as the Elan CEO until the Bapineuzumab data has been shared publicly, evaluated and assessed. This continuity will create an opportunity to achieve further clarity for Elan’s strategic and financial path forward. Kelly has agreed to this request and the extension. During this time, we will maintain a dialogue with the exceptional succession candidates who remain interested in the position and who support this decision.

We thank Kelly for his unwavering commitment to Elan and applaud his dedication and passion for our employees, shareholders and patients.”

Robert A. Ingram
Chairman, Elan Corporation, plc

About Elan
Elan is a neuroscience focused biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

SOURCE: Elan Corporation, plc:

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